PROMISSORY NOTE

$1,500,000                                                   Taylor, Michigan
                                                             October 27, 1998

         FOR VALUE RECEIVED, Delco Remy America, Inc., a Delaware corporation (the "Maker") promises to pay to Secom General Corporation, a Delaware corporation (the "Payee"), at 46035 Grand River Avenue, Novi, Michigan 48374, in US funds, the principal amount of One Million Five Hundred Thousand Dollars ($1,500,000) plus interest thereon beginning September 1, 1998 at the Interest Rate stated below, interest and principal to be paid as set forth below.

1. Interest Rate. The interest rate hereon (the "Interest Rate") shall be at the rate of eight and one-half percent (8 1/2%) per annum, computed on the basis of actual days elapsed and a three hundred sixty five (365) day year.

2. Repayment. The principal amount hereof shall be payable in four (4) equal annual installments of Three Hundred Seventy Five Thousand Dollars ($375,000), plus accrued interest on the unpaid balance at the Interest Rate, the first installment payable on September 1, 1999 and each succeeding installment due on the same day of years 2000 and 2001, with a final installment of all remaining principal, interest and other payment obligations under this Note due and payable on or before September 1, 2002.

3. Default and Acceleration. (a) The following shall be an event of default under this Note: a default in the payment of any principal or interest under this Note or of any late charge or out-of-pocket expense at any time owing to Payee under this Note to the extent the same has not been paid within 10 days following the date such payment is due.

         (b) On the occurrence of any event of default, all of the indebtedness and other obligations evidenced by this Note shall, at the option of the holder, become immediately due and payable upon written notice to Maker. If a voluntary or involuntary case in bankruptcy, receivership, or insolvency is at any time instituted by or against Maker, then all such indebtedness shall automatically become immediately due and payable.

4. Place and Application of Payments. Payment on this Note shall be made at Payee's address set forth above or such other place as




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the Payee may direct in writing to Maker.

5. Setoff. Maker shall have the right to set off any indebtedness that Payee or MMC Manufacturing Corp., a Michigan corporation ("MMC") then owes to Maker pursuant to the terms and conditions of section 15.11 of the Agreement between Maker, Payee and MMC (executed of even date herewith - "Agreement") against any indebtedness evidenced by this Note whether or not the indebtedness is then due.

6. Remedies. Payee shall have all rights, powers and remedies provided by law and/or by agreement with Maker, shall be cumulative and may be exercised or otherwise pursued singly, successively or together against Maker, at the sole discretion of Payee. Maker agrees to pay any and all expenses, including reasonable attorney fees, legal and arbitration expenses, paid or incurred by the Payee in protecting and enforcing the rights of Payee and obligations of Maker under any provision of this Note.

7. Liquidated Damages. In addition to any other rights and remedies of Payee and obligations of Maker hereunder, Payee shall be entitled to a one-time liquidated damages payment of $250,000 immediately upon the occurrence of an event of default under section 3 (a) of this Note (following any grace period) plus accrued and unpaid interest with respect to such $250,000 at the Interest Rate from the date such amount becomes due up to, but not including, the date of payment.

     Notwithstanding the foregoing, (i) in no event shall the late payment fee be paid more than one time, and (ii) no amounts set off against principal and interest under Maker's setoff right described in section 5 of this Note shall be deemed to constitute nonpayment of principal or interest hereunder.

8. Waivers. Except for notices provided in other sections of this Note, Maker expressly waives presentment for payment, notice of dishonor, protest, notice of protest, diligence of collection and any other notice of any kind, and hereby consents to any number of renewals or extensions of time of payment thereof, which renewals and extensions shall not affect the liability of any party hereto.

9. Severability. If any provision of this Note or the application thereof is held by a court of competent jurisdiction to be invalid or unenforceable, the remaining provisions hereof shall not be affected thereby, and each provision of this Note shall be valid and enforceable to the fullest extent permitted by law.

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10. Miscellaneous. This Note may be repaid at any time without premium or penalty, at the sole discretion of Maker, but otherwise the obligation of the undersigned may not be changed except by a written instrument signed both by the Maker and the Payee. This Note shall be governed by and construed in accordance with the laws of the State of Michigan, without regard to the principles of such law relating to conflict of laws, and all rights and remedies of the Maker and Payee hereunder shall be governed thereby.

                                 MAKER:

                                 Delco Remy America, INC.

                                 By: /s/ Mark Kenczyk
                                    ---------------------

                                 Its: Vice President of Purchasing & Logistics
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